U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Taunus Corporation (1)
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   (Last)                           (First)             (Middle)
 31 West 52nd Street
--------------------------------------------------------------------------------
                                    (Street)

   New York                         NY                    10019
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


                            AMERITRADE HOLDING CORPORATION (AMTD)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


                                 November/2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

                                 November/2001
================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Class A Common Stock, par value       11/08/2001     S                52,500     (D)    $6.93    25,974,782     I (1)   Through
$0.01 per share                                                                                      (1)                wholly-
                                                                                                                        owned
                                                                                                                        subsidiaries
                                                                                                                        (1)
Class A Common Stock, par value       11/09/2001     S               100,000     (D)    $6.57    25,874,782     I (1)   Through
$0.01 per share                                                                                      (1)                wholly-
                                                                                                                        owned
                                                                                                                        subsidiaries
                                                                                                                        (1)
Class A Common Stock, par value       11/12/2001     S                31,000     (D)    $6.16    25,843,782     I (1)   Through
$0.01 per share                                                                                      (1)                wholly-
                                                                                                                        owned
                                                                                                                        subsidiaries
                                                                                                                        (1)
Class A Common Stock, par value       11/13/2001     S               140,900     (D)    $6.54    25,702,882     I (1)   Through
$0.01 per share                                                                                      (1)                wholly-
                                                                                                                        owned
                                                                                                                        subsidiaries
                                                                                                                        (1)
Class A Common Stock, par value       11/14/2001     S                26,500     (D)    $6.57    25,676,382     I (1)   Through
$0.01 per share                                                                                      (1)                wholly-
                                                                                                                        owned
                                                                                                                        subsidiaries
                                                                                                                        (1)
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


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====================================================================================================================================

Explanation of Responses: See Continuation Sheet

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                               TAUNUS CORPORATION


                               By: /s/ Douglas Barnard
                                   --------------------------------------
                                   Name:  Douglas Barnard
                                   Title: Managing Director and Chief
                                          Financial Officer


                               By: /s/ John Cipriani
                                   --------------------------------------
                                   Name:  John Cipriani
                                   Title: Director and Assistant Treasurer


                               BT INVESTMENT PARTNERS INC.


                               By: /s/ Debbie Hodges
                                   --------------------------------------
                                   Name:  Debbie Hodges
                                   Title: Authorized Signatory

Continuation Sheet to Form 4

================================================================================

1. Name and Address of Reporting Person   Taunus Corporation
                                          31 West 52nd Street
                                          New York, New York  10019

2. Statement for (Month/Year)             November 2001

3. Issuer Name and Ticker or
Trading Symbol                            AMERITRADE HOLDING CORPORATION (AMTD)
================================================================================

Explanation of Responses

(1) National Discount Brokers Group, Inc. ("NDB Group"), a wholly-owned subsidiary of Taunus Corporation ("Taunus"), entered into a purchase agreement (the "Agreement") with Ameritrade Holding Corporation (the "Issuer") dated as of July 30, 2001 pursuant to which, and subject to the terms and conditions thereof, NDB Group had the right to acquire between 21,386,112 and 32,079,167 shares of the Issuer's Class A common stock, par value $0.01 per share (the "Class A Common Stock"), representing 11.0% and 15.7%, respectively, of the shares of Class A Common Stock outstanding on such date (based on the 172,921,099 shares of Class A Common Stock represented by Issuer as being outstanding on such date). The precise number of shares of Class A Common Stock that NDB Group had the right to acquire, subject to the terms and conditions of the Agreement, depended solely on the market price for the Class A Common Stock during a designated period. Taunus and NDB Group jointly filed a Form 3 (the "Original Form 3") on August 9, 2001 to report such transaction, in which each expressly declared, pursuant to Rule 16a-1(a)(4) under the Securities Exchange Act of 1934, as amended, that the filing of such Original Form 3 was not to be construed as an admission that it was, for the purposes of Section 16 of such Act or otherwise, the beneficial owner of such securities. Such transaction closed on September 6, 2001, as a result of which BT Investment Partners Inc., a wholly-owned subsidiary of Taunus designated by NDB Group pursuant to the Agreement ("BTIP"), acquired 26,027,282 shares of Class A Common Stock, representing 13.1%, of the shares of Class A Common Stock outstanding (based on the 172,921,099 shares of Class A Common Stock reported by Issuer, in its Form 10-Q filed on August 13, 2001, as being outstanding as of August 8, 2001). The Original Form 3 was amended in its entirety by a Form 3 filing that reported the beneficial ownership of such 26,027,282 shares of Class A Common Stock acquired by BTIP. This Form 4 amends the Form 4 filed by Taunus on December 10, 2001 and all subsequent amendments thereto and reports the disposition by BTIP during November 2001 of certain of such shares.

The principal place of business of BTIP is 31 West 52nd Street, New York, New York 10019. The principal place of business of Taunus is 31 West 52nd Street, New York, New York 10019.

Beneficial ownership by BTIP and other affiliates of Taunus is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (effective February 17, 1998) relating to organizations, such as Taunus, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by BTIP are exercised independently from Taunus, and from all other subsidiaries of Taunus (Taunus, its affiliates and subsidiaries other than BTIP are collectively referred to herein as the "Taunus affiliates"). Internal policies and procedures of BTIP and the Taunus affiliates establish informational barriers that prevent the flow between BTIP and the Taunus affiliates of information that relates to the voting and investment powers over the securities beneficially owned by each of them.

Taunus hereby disclaims beneficial ownership pursuant to Rule 16a-1(a)(4) of the Securities and Exchange Act of 1934, as amended, of the securities reported on this Form 4 that are beneficially owned by BTIP.